

# Jorge Rivas · 3rd

Marketing & Ideas en Rivas Eventos / Partner en NAVISYO

Vigo, Galicia, Spain · 500+ connections · **Contact info**

 **Navisyo**

 **ESIC Business & Mai School**

# Experience



### Partner / VP International Sales

Navisyo · Self-employed

Sep 2020 – Present · 4 mos

España

 **Navisyo Introduction Video v.01 Spanish**



### Corporate Event Planner

RIVAS EVENTOS

Apr 2019 – Present · 1 yr 9 mos

España



### B2B Sales Manager

Pérez Rumbao Car, Concesionario Oficial Audi y Volkswagen en Vigo

Feb 2018 – Apr 2019 · 1 yr 3 mos

Vigo y alrededores, España



### Area Sales Representative

ALD Automotive España

Oct 2016 – Mar 2018 · 1 yr 6 mos
Galicia

### Yacht Broker & Charter Management.

BOATS4U Yacht Consulting
Feb 2015 – Oct 2016 · 1 yr 9 mos

**Show 5 more experiences** ⌄

## Education



### ESIC Business & Marketing School

Master's degree, Marketing and Business Management
2006 – 2007



### IESIDE

Finance and Accounting Course, Contabilidad y finanzas
2008 – 2008



### Universidad Alfonso X El Sabio

Licentiate degree, Law
2000 – 2005

## Licenses & certifications



### B2B Sales Programme

JustB2B
Issued Feb 2019 · Expired Feb 2019



### MYBA Superyacht Brokers Seminar

MYBA The Worldwide Yachting Association

## Skills & endorsements

**Negotiation** · 6

**Marina Couceiro Vieitez and 5 connections** have given endorsements for this skill

## International Sales · 5

**Konstantinos Saltouridis and 4 connections** have given endorsements for this skill

## Marketing · 4

**PEDRO MURILLO and 3 connections** have given endorsements for this skill

**Show more** ⌄



